ABOUT REXHALL

Rexhall Industries is a manufacturer of Class "A" motorhomes entering our 12th year of operation. Manufacturing began in 1986 in a renovated, 18,000 square foot recreational vehicle plant in Pacoima, California. As orders increased, the Company quickly outgrew its modest facilities and moved to an 80,000 square foot facility in Saugus, California. In June 1989 management decided to take the Company public, with an initial offering of 1.15 million shares of common stock trading on the NASDAQ Stock exchange. In 1991 Business Week Magazine named Rexhall Industries the "Number One Best Small Growth Company in America," out of 7,700 publicly traded companies. These early milestones helped reinforce the philosophy of the Company and it wasn't long before Rexhall was one of the top manufacturers of Class "A" motorhomes nationally. In 1993 the Company bought and opened a second production plant in Elkhart, Indiana. In 1994 Rexhall started building its new Corporate headquarters in Lancaster, California. As part of the City of Lancaster's redevelopment project, Rexhall was able to acquire 10 acres of land on which to build a new manufacturing facility and Corporate Headquarters, now encompassing 107,000 square feet of office and production space. Upon completion of the latest expansion of the California plant at the end of 1997, the decision was made to cease production at the Indiana facility and to concentrate all production at the west coast facility. This centralization of production in the modern, state of the art California facility should well position Rexhall to continue on as one of the industry's top manufacturers. In 1997, workers produced and shipped 1043 Class "A" motorhomes Rexhall's motorhomes are sold through 100 dealers across the United States and Canada.

FINANCIAL HIGHLIGHTS

Operating Results for             *1995           *1996            1997
year ending December 31st



Sales                          $60,709,000     $64,959,000      $63,012,000
Income Before Taxes              3,394,000       2,131,000       (2,912,000)
Net Income                       2,034,000       1,284,000       (1,835,000)
Working Capital                  9,269,000       9,519,000        7,356,000
Total Assets                    19,975,000      23,496,000       23,178,000
Shareholders' Equity            12,225,000      13,581,000       11,480,000
Sales per Share                        $21             $23              $23
Earnings per Share                    $.71            $.45            $(.67)
Shareholders' Equity per Share       $4.27           $4.76            $4.19
Weighted Average Shares          2,862,000       2,856,000        2,740,000
Outstanding (Diluted)

Current Ratio                    2.34 to 1        2.1 to 1        1.68 to 1

*1995 and 1996 calculations have been updated to reflect a 5% dividend issued to all stockholders on 05-26-97.

Dear Fellow Shareholders:

I would like to begin by thanking each and every one of you and for allowing me to present a brief summation of our fiscal year. The year 1997 was a year of many challenges and difficult decisions.

It wasn't a secret that the Company's expansion and growth was being hedged by two serious impediments. The first was the Masterjohn class action lawsuit, and the second was the expenses, costs, and production issues at the Indiana facility.

Although Rexhall sincerely felt that it had not been guilty of any wrong doing, the continued existence of the Masterjohn class action lawsuit had become a governor upon the Company's expansion and growth. Recognizing that shareholder value and customer confidence could never be maximized while the lawsuit remained, the Company intensified its efforts to resolve the matter. Through hard work and diligent effort, the Company was ultimately able to settle the suit on terms that management believes will be favorable to the future performance of the Company.

Recognizing that the Indiana facility had been a Company commitment for almost four years, management made every effort to bring production and costs into line with the Company's standards. While some improvement was made at the Indiana facility, the problems were never fully resolved to the full satisfaction of management.

While attempting to improve the Indiana facility, management in conjunction with that effort, expanded the California facility by almost 20,000 sq. ft. This expansion was done for several reasons, one of which was to give the Company an alternative, should the Indiana effort prove not as successful as hoped.

Once the California expansion was completed the Company's response was immediate. Management ceased production at the Indiana facility and focused all future production out of the profitable California facility. While these tasks were undertaken, the Company took this opportunity to continue the growth of the East cost dealers by expanding its sales, along with service and warranty at the Indiana facility location.

With all that has now been accomplished, we now have the opportunity to continue our focus on producing the best product on the market. At the same time, the Company will continue its growth plans for Eastern sales and provide service and warranty support for both Eastern and Western dealer networks. After meeting its problems "head on," Rexhall is now poised to move forward to a more profitable future.

Sincerely,

William J. Rex
President & Chief Executive Officer

OUR APPROACH TO BUSINESS

"Leadership through innovation" has long been the motto at Rexhall. Unlike other manufactures that follow the trends, Rexhall has sought to set the trends for the RV industry to follow. Rexhall pioneered the way with concepts such as the 102" widebody, with tapered front caps to 96", the 100% welded uni-body steel cage, construction custom slide-out with storage compartments built in, and now custom double slide outs.

We have been able to accomplish these breakthroughs because, unlike most of our competitors, we evolved as a company from the assembly line and manufacturing floor. We are a manufacturing company built primarily by workers. Even our President and CEO, learned the business on the assembly line over 25 years ago. Our "honest work roots" give us a unique perspective and added confidence when competing on construction methods and quality.

In the early days of Rexhall and continuing to the present, key positions are filled by seasoned employees who possessed strong manufacturing skills. Together we have earned a reputation for building quality motorhomes on time, on budget, and at fair prices.

Our approach has always been straight forward: hire quality workers, labor together as a team, maintain a disciplined production schedule, and follow through with hands-on supervision and inspection at all stages of manufacturing.

We have continued our development of product engineering through the use of CAD systems as well as continued re-evaluation and improvement of our material control, production processes and market research and development. In other words, all phases of operation are continually being re-evaluated for possible enhancements to better facilitate our goal of building motorhomes on time, on budget, and with consistent quality.

OUR MOTORHOMES

The Company's motorhomes are built with attention to quality. The materials used by the Company in constructing its motorhomes are commonly found on more expensive models and, in the opinion of management, generally are superior to those found on motorhomes in the same price range as the Company's motorhomes. The Company uses only steel, as opposed to wood or aluminum, in framing its cage. The Company uses gel coated, high gloss, one-piece fiberglass panel for the sidewalls, front cap, rear cap and roof, giving the look of a more expensive motorhome and eliminating many of the seams commonly found in most motorhomes. Additionally, fiberglass generally allows easier repair of collision marks and scrapes as opposed to aluminum, the other material commonly used in sidewall construction. For insulation, the Company uses polyurethane foam and polystyrene.

The Company's motorhomes are also built with attention to aerodynamics. Each motorhome has a streamlined bus-front cap that tapers to a width broader at the junction with the sidewalls than at the leading edge of the nose. That styling, coupled with rounded corners throughout the coach, permits a smoother ride, particularly in high winds or when the motorhome is passed by large trucks and trailers.

The Company currently offers six lines of Class A motorhomes. The product lines are Aerbus, RexAir, RoseAir, Vision, Anthem and American Clipper.

The Company's Class A lines offers many models and floor plans with multiple decors. These various models come with the following chassis and engine types:

             - Ford chassis with a 415 CID (6.8 liter) electronic fuel
               injection engine
             - Chevrolet chassis with a  454 CID (7.4 liter) engine and the new Vortec engine
             - Spartan or Freightliner chassis with Cummins 250, 275 or
               300 HP diesel pusher

Models range in size from an overall length of approximately 23 feet to approximately 38 feet with a wheel base average of 158 inches to 228 inches. All models have an overall maximum width of eight and one half feet (102" Wide body) with a height (with air conditioner) of approximately 11 feet.

In addition to size or chassis, RexAir, Aerbus, RoseAir, Vision, Anthem and American Clipper models are differentiated by exterior graphics and some floor plan and sleeping accommodations. Depending on the model, a RexAir, Aerbus, RoseAir, Vision, Anthem and American Clipper motorhome are equipped to sleep four to six adults comfortably. Standard features and equipment on all Rexhall models include a 75 or 80 gallon gas tank (depending on chassis and model), halogen headlights, dash air conditioning, double door flush mounted refrigerator/freezer, three burner range with automatic pilot and optional conventional oven, radial tires, stabilizing air bags, 30,000 B.T.U. furnace, day/night shades and extra large batteries mounted on a slide-out tray for easy access and service. Additional standard equipment includes a television, television antenna, AM/FM stereo radio with cassette player, auxiliary power generators, convection microwave oven, roof air conditioners, and video tape player. Optional equipment include leak detector for propane, back up camera, washer and dryer, hydraulic leveling jacks, electric and heated mirrors, 50 AMP service, ice maker and power entry step for easier entry into the motorhome, although some models may vary in standard equipment.

Suggested retail prices of RexAir, Aerbus, RoseAir or Anthem models with standard equipment range from approximately $75,000 to $159,000 (diesel models) and fully equipped with all available options from approximately $91,500 to $175,000. Suggested retail prices for the Vision and American Clipper models (entry level) with standard equipment range from approximately $61,500 to $69,000 (add $4,000 for available options).


OUR COMPANY'S FACILITIES

In December 1995, the Company completed construction and moved into a 87,000 square foot manufacturing facility in Lancaster, California which serves as both a manufacturing facility and the Company's Executive Offices. The facility, built at a cost of approximately $2.2 million, enables the Company to benefit financially by eliminating its previous lease expense. The facility was designed by management to insure efficiency and to specifically position the company with the opportunity to meet increase production demands based on orders that continue to rise on a yearly basis. In September 1996, expansion construction began at the Lancaster site. The new addition, completed in the fourth quarter of 1997, provided an additional 19,320 square feet of production space. The Lancaster facility is debt free with no mortgages on the facility.


The Company owns a 97,000 square foot facility on 12 acres in Elkhart, Indiana. The Elkhart facility is debt free with no mortgages on the property. As of December 30, 1997 the company had decided to cease production at the Elkhart facility. However, the company will retain its wholesale motorhome sales, warranty and service operations at the location.

In September 1995, the Company purchased a 4.5 acre site located in Lancaster, California to serve as the Company's RV Service Center. The site contains a 44,000 square foot facility and was purchased from the City of Lancaster's Redevelopment Agency for $980,000. At December 31, 1997, the Company was indebted to the City of Lancaster Redevelopment Agency an amount of $824,000 with interest at 5.93% per annum due October 2015. The promissory note is collateralized by the Lancaster land and building with a net book value of approximately $932,000 at December 31, 1997. The Company leased a portion of the facility to Lancaster RV from December 1997 to present. Lancaster RV is a major retail dealer of Rexhall product.

In September 1996, the Company purchased a 4,500 square foot facility located one mile east of the Elkhart Plant. The facility has 1,500 sq. ft. of office space and a 3,500 sq. ft. warehouse area. The facility is currently leased to S & S RV as a retail RV Center for Rexhall product.

MANAGEMENT'S DISCUSSION

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table sets forth for each of the three years indicated the percentage of revenues represented by certain items on the Company's Statements of Operations:

                                           Percentage of Net Sales
                                           Year Ended December 31,
                                       1995           1996         1997

Net Revenues                          100.0%         100.0%      100.0%
Costs of goods sold                    85.6%          86.5%       88.7%
Gross profit                           14.4%          13.5%       11.3%
Selling, general, and
  administrative expenses               8.7%           9.9%       11.6%
Restructuring charge                    ---            ---         1.7%
Income(loss) from operations            5.7%           3.6%       (2.0%)
Legal Settlement                        ---            ---        (2.5%)
Other Income(expense), net            (0.1%)          (0.3%)      (0.1%)
Income(loss) before income taxes       5.6%            3.3%       (4.6%)
Provision for income taxes(benefit)    2.2%            1.3%       (1.7%)
Net income(loss)                       3.4%            2.0%       (2.9%)


OVERVIEW

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere herein. As is generally the case in the recreational vehicle industry, various factors can influence sales, these include increases in interest rates, competition, restrictions on the availability of financing for the purchase of recreational vehicles as well as significant increases in the cost of gasoline. The Company's business is also seasonal in that the majority of sales occur in the second and third quarter.

The Company has operated two manufacturing divisions in Lancaster, California and Elkhart, Indiana. During 1997, the Company's Board of Directors adopted a formal plan of restructuring whereby the Company implemented a plan to cease production operations at its Elkhart, Indiana manufacturing plant and potentially sell all or part of the real estate the facility occupied. This decision was based upon the Company's evaluation of costs and production of the recreational vehicles being produced in Elkhart. Concurrent with this decision, the Company recently completed an expansion of its Lancaster facility to accommodate the expected rise in production.

Two key transactions adversely impacted the Company's results of operations during 1997. In addition to the aforementioned restructuring charge for the production closure of the Elkhart facility, the Company reached a settlement of an existing class action lawsuit against the Company. Pursuant to the settlement, the Company is required to pay $825,000, plus issue coupons to all members of the class for a discount of $200 on future repairs or $1,250 towards the purchase of a new Rexhall vehicle. The Company has recorded the impact from these transactions in the accompanying statement of operations aggregating $1,042,000 for the restructuring and $1,590,000 for the lawsuit settlement.

Results of Operations

Comparison of Year Ended December 31, 1997 to Year Ended December 31, 1996

Net revenues for the year ended December 31, 1997, were $63.0 million, compared to $65.0 million for 1996, a decrease of $2.0 million or 3.0%. The decrease in net revenues is principally due to reduced production and sales from its Elkhart facility. During 1997, revenues from the Elkhart facility were $10.7 million, compared to $19.4 million in 1996, a decrease of $8.7 million or 45%. This decrease was offset by increased net revenues at its Lancaster facility of $6.8 million to $52.3 million in 1997 from $45.5 million in 1996, an increase of 14.9%. The number of units shipped in 1997 decreased 88 to 1,082 in 1997 from 1,170 in 1996, a decrease of 7.5%. This decrease was somewhat higher than the overall decrease in sales as a result of the Company's effort to expand its offering of optional equipment items and other product improvements.

Gross profit for the year ended December 31, 1997 decreased to $7.1 million from $8.8 million for 1996, a decrease of $1.7 million or 19.3%. The gross margin for 1997 was 11.3% as compared to 13.5% for 1996. The decrease in gross profit is due principally to increased chassis costs, production problems encountered in the production of vehicles at the Elkhart facility leading to the Company's decision to ultimately close production at the facility, and lastly, increased competition in the recreational vehicle industry. Also contributing to the reduction in gross profit was the overall 3.0% decrease in revenues.

Selling, general and administrative expenses (SG&A) for the year ended December 31, 1997 were $7.3 million, compared to $6.4 million for 1996, an increase of $0.9 million or 13.4%. The increase of SG&A is due principally to increase in sales incentive payments, legal expenses and warranty expense as compared to 1996. The percentage of SG&A to revenues was 11.6% for 1997 as compared to 9.9% for 1996. The increase is due, in part, to fixed costs of the Elkhart facility being spread over a smaller population of sales during 1997 as compared to 1996.

During 1997, the Company's Board of Directors approved a restructuring of the Company's operations. The restructuring plan provided for changes in operational and production strategies. In implementing these plans, the Company decided to cease manufacturing operations at its Elkhart, Indiana plant. The closure of this facility was done in conjunction with the recently completed expansion of its Lancaster, California facility to accommodate the anticipated increase in production. The Company believes that the national market can be adequately served from the California facility and that any slight increase in freight charges will be more than offset by the reduced manufacturing costs. As a result of this strategic change, the Company wrote down or wrote off entirely certain of its property and equipment and inventories located at the Elkhart facility aggregating
$937,000.  In    addition, the Company recorded additional charges for
severance costs and other expected costs associated with the facility closure aggregating $105,000. The total charge of $1,042,000 is recorded as a Restructuring charge in the accompanying statements of operations.

During 1997, the Company reached a tentative settlement, subject to court approval, of its class action lawsuit. Under the settlement agreement, the Company will pay $825,000 in cash, and issue one coupon per vehicle owned by the members of the class for $1,250 towards the purchase of a new Rexhall vehicle or $200 towards service, parts and labor. Coupons would be redeemable at the Company's two service centers and dealerships which are suitably dispersed around the country. The Company has accrued for the estimated costs of the redemption of these coupons and the cash payment, aggregating $1,590,000 and has recorded this as Lawsuit settlement in the accompanying statements of operations.

The net loss before income tax benefit for the year ended December 31, 1997 was $2.9 million, as compared with net income before tax of $2.1 million for 1996, principally due to the aforementioned non-recurring charges. Without these non-recurring charges, loss before taxes would have been $0.3 million for the year ended December 31, 1997 as compared to net income of $2.1 million for 1996. The decrease in this adjusted difference is due principally to production inefficiencies in the Elkhart facility resulting in reduced gross margins, increased legal, warranty and other administrative costs in the Elkhart facility, and increased dealer rebates and sales incentive payments.

The Company's effective income tax rate was 37.0% (benefit) for the year ended December 31, 1997 as compared with 39.7% for 1996. The income tax benefit in 1997 results from the anticipated refund of prior year income taxes from the carryback of the 1997 taxable net loss. Basic and diluted net loss per share was $0.67 for the year ended December 31, 1997, as compared to basic and diluted income per share of $0.46 and $0.45, respectively, in 1996. Exclusive of the impacts of the aforementioned non-recurring items, net loss would have been $0.2 million for the year ended December 31, 1997, as compared to net income of $1.3 million for 1996. Basic and diluted loss per share excluding the impact of the aforementioned non-recurring items would have been $0.06 for the year ended December 31, 1997 as compared to $0.46 and $0.45 respectively, for 1996. The decrease in both of these relationships is due principally to production inefficiencies in the Elkhart facility resulting in reduced gross margins, increase legal, warranty and other administrative costs in the Elkhart facility, and increased dealer rebates and sales incentive payments.

Comparison of the Year Ended December 31, 1996 to Year Ended December 31,
1995

Net revenues for the year ended December 31, 1996, were $65.0 million, compared to $60.7 million for 1995, an increase of $4.3 million or 7.0%. The number of units shipped in 1996 increased 27 to 1,170 in 1996 from 1,143 in 1995, an increase of 2.4%. This increase was somewhat lower than the overall increase in sales as a result of the Company's effort to expand its offering of optional equipment items and other product improvements. The average net selling price increased approximately 4.5% during the period.

Gross profit for the year ended December 31, 1996 increased to $8.8 million from $8.7 million for 1995, an increase of $0.1 million or 0.7%. The gross profit for 1996 was 13.5% as compared to 14.4% for 1995. The decrease in gross profit is not significant but was impacted by increased chassis costs as well as increased competition in the recreational vehicle industry.

Selling, general and administrative expenses (SG&A) for the year ended December 31, 1996 were $6.4 million, compared to $5.3 million for 1995, an increase of $1.1 million or 21.7%. The increase in SG&A is due principally to increases in sales incentive payments, legal expenses and warranty expense as compared to 1995. During 1996, the Company made an increased effort to expand market share by emphasizing the use of sales incentive payments. Although the increase in the Company's overall market share was not significant, they held their market share during the period of little or no growth for the recreational vehicle industry. The percentage of SG&A to revenue was 9.9% for 1996 as compared to 8.7% for 1995. The increase is due to the aforementioned costs plus a higher level of fixed costs in 1996 for the Lancaster facility, opened in late 1995, being incurred for an entire year as compared to 1995.

The Company's effective income tax rate was 39.7% for the year ended December31, 1996 as compared with 40.1% for 1995. The Company's effective tax rate was consistent in both 1996 and 1995. Basic and diluted net income per share was $0.46 and $0.45 respectively, for the year ended December 31, 1996, as compared to basic and diluted net income per share of $.073 and $0.71, respectively, in 1995. The decrease in basic and diluted net income per share was due to certain increased product costs and increased SG&A costs such as sales incentive payments and higher fixed costs incurred at the new Lancaster facility, as a result of that facility being opened for all of 1996. The facility was opened in late 1995.

Liquidity and Capital Resources

The Company has relied primarily on internally generated funds, trade credit and debt to finance its operations and expansions. As of December 31, 1997, the Company had working capital of $7,356,000, compared to $9,519,000 at December 31, 1996. The $2,163,000 decrease in working capital primarily resulted from a $4,354,000 decrease in inventories and a $1,938,000 increase in accrued legal and legal settlement, partially offset by a $2,170,000 increase in accounts receivable and a $1,758,000 increase in current deferred tax assets. The decrease in inventory and increase in accounts receivable relates to a particularly strong sales in December 1997, as compared with the same period in 1996.

As of December 31, 1997, the Company has a $3,500,000 line of credit with Bank of America which can be used for working capital purposes. Under this line of credit, $365,000 has been set aside as an Irrevocable standby letter of credit for the Company to meet the requirements for self-insurance established by the Department of Industrial Relations which regulates worker's compensation insurance in California. Since the Company purchased workmen's compensation insurance covering their employees at their Elkhart plant, a similar letter is not required for that facility. As of December 31, 1997, the Company was not in compliance with certain of its debt covenants under the line of credit agreement. The Company received a waiver from the Bank with respect to their non-compliance through
December 31, 1998.   At December 31, 1997, no amounts were outstanding under
the line of credit agreement.

During the year ended December 31, 1997, the Company followed a policy of repurchasing stock on the open market.

The Company anticipates that it will be able to satisfy its ongoing cash requirements through 1998, including payments related to the legal settlement and expansion plans at the California facility,primarily with cash flows from operations, supplemented, if necessary, by borrowing under its revolving credit agreement.

As mentioned previously, the Company restructured its operations and ceased production in its Elkhart, Indiana facility. As a result, the Company recorded certain charges for write-off of certain property and equipment and inventory in the Elkhart facility. The Company owns the real estate for the Elkhart facility. As of December 31, 1997, the Company has not decided what they will do with the real estate. The Company may continue to operate a service center on part of the location or may dispose of the real estate in its entirety. The Company has evaluated the recoverability of this real estate and has concluded that the appraised value of the real estate exceeds the related book value and that the cost of the real estate is recoverable. Accordingly, no impairment write-down has been recorded as of December 31, 1997.

                          REXHALL INDUSTRIES, INC.
                              BALANCE SHEETS
                         December 31, 1996 and 1997

ASSETS (Note 4)                              1996                 1997

CURRENT ASSETS
Cash                                     $ 742,000               811,000
Accounts receivables, less
   allowance for doubtful accounts
   $12,000 in 1996, and $106,000
   in 1997                               3,208,000             5,378,000
Inventories                             13,793,000             9,439,000
Income tax receivable                      271,000               337,000
Deferred income taxes (note 6)             439,000             2,197,000
Other current assets                       151,000                59,000
   Total Current Assets                 18,604,000            18,221,000

Property and equipment at
   cost (note 3 and 5)                   4,885,000             4,957,000
Other Assets                                 7,000                   ---


                                       $23,496,000            23,178,000

LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable (note 4)            $7,591,000             6,111,000
   Restructuring reserve (note 2)              ---             1,042,000
   Warranty allowance                      355,000               500,000
   Accrued Legal Settlement (note 8)           ---             1,590,000
   Dealer Incentives                       339,000               608,000
   Other accrued liabilities               774,000               987,000
   Current portion of long-term
     debt (note 5)                          26,000                27,000
         Total current liabilities       9,085,000            10,865,000

Deferred income taxes (note 6)               4,000                36,000
Long-Term debt (note 5)                    826,000               797,000

         Total Liabilities               9,915,000            11,698,000


SHAREHOLDERS' EQUITY
  Common stock-no par value,
  authorized, 10,000,000 shares
  issued and outstanding;
  2,630,000 at December 31, 1996
  and  2,714,000 at December 31, 199     6,533,000             6,267,000
  Retained earnings                      7,048,000             5,213,000
TOTAL SHAREHOLDERS' EQUITY              13,581,000            11,480,000

Commitments and Contingencies
  (note 7)
                                       $23,496,000           $23,178,000
See accompanying notes to financial statements

                       REXHALL INDUSTRIES, INC.
                     STATEMENTS OF OPERATIONS
       FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 and 1997

                                  1995            1996            1997

Net Revenues (note 11)        $60,709,000      64,959,000      63,012,000

Cost of Sales                  51,981,000      56,167,000      55,921,000

Operating Expenses:

Gross Profit                    8,728,000       8,792,000       7,091,000

Selling, General and
  Administrative Expenses       5,281,000       6,426,000       7,286,000

Restructuring Charges (note 2)        ---             ---       1,042,000

Income (Loss) from Operations   3,447,000       2,366,000     (1,237,000)

Other Income (Expense):

Interest Income                    69,000          29,000           3,000

Interest Expense                (136,000)       (171,000)       (134,000)

Legal Settlement (note 8)            ---             ---      (1,590,000)

Other Income (Expense)            14,000         (93,000)          46,000

Income (Loss) Before Income
  Taxes                        3,394,000        2,131,000     (2,912,000)

Income Tax Provision
  (Benefits) (note 6)          1,360,000          847,000     (1,077,000)

Net Income (Loss)            $ 2,034,000        1,284,000     (1,835,000)

Basic Net Income (Loss)
  Per Share                         $.73              .45           (.67)

Diluted Net Income (Loss)
  Per Share                  $       .71              .45           (.67)

Weighted Average Shares
  Outstanding - Basic          2,792,000        2,802,000       2,740,000

Weighted Average Shares
  Outstanding - Diluted        2,862,000        2,856,000       2,740,000

See accompanying notes to financial statements

                     REXHALL INDUSTRIES, INC.
                STATEMENTS OF SHAREHOLDERS' EQUITY
      FOR THE YEARS ENDED DECEMBER 31,  1995, 1996 and 1997

                                 COMMON STOCK          RETAINED
                              SHARES       AMOUNT      EARNINGS      TOTAL

BALANCE, January 1, 1995    2,655,000    $6,646,000   3,730,000   10,376,000
 Repurchase and
 Retirement of Stock          (29,000)    ( 185,000)                (185,000)
 Net Income                  ________      _________  2,034,000    2,034,000

BALANCE, December 31, 1995  2,626,000     6,461,000   5,764,000   12,225,000
Exercise of Stock options     10,000         33,000                   33,000
Repurchase and retirement
  of Stock                    (6,000)       (46,000)        ---      (46,000)
Options issued to consultant
  (note 9)                                   85,000                   85,000
 Net Income                    ______     _________   1,284,000    1,284,000

BALANCE, December 31, 1996 2,630,000      6,533,000   7,048,000   13,581,000
Repurchase of Stock          (47,000)      (266,000)        ---     (266,000)
5% Stock Dividend            131,000            ---         ---          ---
Net Loss                                             (1,835,000)  (1,835,000)
Balance December 31, 1997  2,714,000     $6,267,000   5,213,000   11,480,000


See accompanying notes to financial statements

                           REXHALL INDUSTRIES, INC.
                           STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                  1995      1996       1997
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income(loss)                           $2,034,000 1,284,000 (1,835,000)
Adjustments to reconcile net income (loss)
to net cash provided by
Operating Activities:
 Depreciation and amortization                109,000    348,000     216,000
 Restructuring charges - non-cash effect          ---        ---     937,000
 Loss on retirement of property and equipment  21,000        ---         ---
 Provision for deferred income taxes          (41,000)  (155,000) (1,726,000)
 Options issued to consultant                     ---     85,000         ---
 (Increase) decrease in:
 Accounts receivable                       (1,155,000) 1,855,000  (2,170,000)
 Inventories                               (1,230,000)(5,142,000)  3,556,000
 Income tax receivable                            ---   (271,000)    (66,000)
 Increase(decrease) in:
 Accounts payable                             959,000  1,844,000  (1,480,000)
 Restructuring Reserve                            ---         --     605,000
 Legal settlement                                 ---         --   1,590,000
 Warranty allowance                           (10,000)    44,000     582,000
 Dealer incentives                                ---     71,000     269,000
      Other liabilities                       315,000    315,000     312,000

Net cash provided by operating activities   1,195,000    207,000     790,000


CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment      (2,406,000)(1,426,000)   (427,000)


CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from long-term debt                  980,000         ---       ---
Repayments of long-term debt                 (104,000)    (24,000)   (28,000)
Proceeds from exercise of stock options            ---     33,000         ---
Repurchase and retirement of stock           (185,000)    (46,000)  (266,000)

Net cash provided by (used in)
  financing activities                        691,000     (37,000)  (294,000)

NET (DECREASE) INCREASE IN CASH              (520,000) (1,256,000)    69,000

BEGINNING CASH BALANCE                      2,518,000   1,998,000    742,000

ENDING CASH BALANCE                        $1,998,000     742,000    811,000

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION:

Income taxes paid during the year          $1,320,639   $ 918,000    696,000
Interest paid during the year                 131,000     273,000    259,000

See accompanying notes to financial statements.

                  NOTES TO FINANCIAL STATEMENTS

1.  GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities - Rexhall Industries, Inc. (the "Company") designs, manufactures and sells Class Amotorhomes. Class A motorhomes are self-contained and self-powered recreational vehicles used primarily in conjunction with leisure travel and outdoor activities.

Concentration of Credit Risk - Sales are usually made to dealers over a wide geographic area on either a C.O.D. basis or on terms requiring payment within ten days or less of the dealer's receipt of the unit. Most dealers have floor plan financing arrangements with banks or other financing institutions under which the lender advances all, or substantially all, of the purchase price of the motorhome. The loan is collateralized by a lien on the purchased motorhome. As is customary in the industry, the Company has entered into repurchase agreements with these lenders. In general, the repurchase agreements provide that in the event of default by the dealer on its agreement to the lending institution, the Company will repurchase the motorhome so financed.

The Company has recorded an allowance for doubtful accounts to cover the difference between recorded revenues and collections from customers. The allowance and provision for bad debts are adjusted periodically based upon the Company's evaluation of historical collection experiences, industry trends and other relevant factors.

Inventories - Inventories are stated at the lower of cost, determined using the first-in, first-out basis, or market. Inventories consist of the following at December 31, 1996 and 1997:

                                   1996              1997

     Raw materials              $6,608,000      4,659,000
     Work-in-Progress            2,753,000      2,124,000
     Finished Goods              4,432,000      2,656,000

     Total                     $13,793,000      9,439,000

Property and Equipment - Property is recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed based on the straight-line method over the estimated useful lives of the assets, which range from 2 to 31.5 years.

Revenue Recognition - The Company derives revenue primarily from the sale of motorhomes to dealers across the United States. Revenue is recognized when title of the motorhome transfers to the dealer. This generally occurs upon shipment. Revenues are also generated from the service of motorhomes and from shipment or installation of parts and accessories.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income (Loss) per Share - Basic net income (loss) per share is based upon the weighted average number of the actual shares outstanding during the period. Options to purchase common stock are included in the calculation of income (loss) per share provided their impact is not dilutive.

Use of Estimates in the Preparation of the Financial Statements -The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounting for Stock Options - In October, 1995, Statement of Financial Accounting Standards No. 123,"Accounting for Stock-Based Compensations" ("SFAS No. 123"), was issued. This statement encourages, but does not require, a fair value based method of accounting for employee stock options and is effective for fiscal years beginning after December 15, 1995. The Company will continue to measure compensation costs under APB Opinion No. 25, Accounting for Stock Issued to Employees and complied with the pro forma disclosure requirements of SFAS No. 123 in its annual financial statements.

Recent Accounting Pronouncements - The Company adopted State of Financial Accounting Standard No. 129 (SFAS No. 129), Disclosure of Information about Capital Structure in fiscal 1997. Statements No. 129 require the disclosure of information about an entity's capital structure. SFAS No. 129 applies to all entities. Adoption of this statement was immaterial to the financial statements.

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 establishes standard for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses)in a full set of general-purpose financial statements. SFAS No. 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 does not require specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period covered by that financial statement. SFAS No. 130 requires an enterprise to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Management has not determined whether the adoption of SFAS No. 130 will have a material impact on the Company's consolidated financial position or results of operations.

The Company adopted Statement of Financial Accounting Standard No. 131, Disclosures about Segments of an Enterprise and Related Information,
(SFAS No. 131), for the preparation of the December 31, 1997 financial statements. SFAS No. 131 changes the way companies report segment information and requires segments to be determined based on how management measures performance and makes decisions about allocating resources. It also establishes standards for related disclosures about products, services, geographic areas and major customers. This statement superseded FASB Statement No. 14, Financial Reporting for Segments of a Business
Enterprise, but retains the requirement to report information about major customers.

SFAS No. 131 requires, among other items, that a public business enterprise report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets, information about the revenues derived from the enterprise's products or services and services provided by operating segments.

The Company intends to adopt Statement of Financial Accounting Standard
No. 132, Employers' Disclosures about Pensions and Other Post Retirement Benefits (SFAS No. 132) in fiscal 1998. SFAS No. 132 supersedes the disclosure requirements of previously issued statements of Financial Accounting Standards, and amends the requirements for disclosure of such plans. As the Company does not currently offer any pension or post retirement benefits, management anticipates the impact of this statement to be immaterial.

Reclassifications - Certain reclassifications have been made to the 1995 and 1996 financial statements to conform to the 1997 presentation.

Year 2000 - The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The Company has completed a Year 2000 impact analysis and expects to convert its systems to be Year 2000 compliant by the end of 1998. The Company is expensing all costs associated with these system changes as costs are incurred. Management believes that the cost of this conversion will be less then $200,000. This estimate is based on the cost of implementing recently purchased general ledger and inventory requirements software, which has been certified by the vendor to be Year 2000 compliant. The Company has also evaluated its key supplier relationships (i.e. Ford, General Motors) and has determined that such suppliers are year 2000 ready. The Company's ancillary operating systems and programs are year 2000 compliant.
Management has therefore determined that the year 2000 issue will not have a material impact on the Company's results of operations or liquidity.


2. RESTRUCTURING

During 1997, the Company's Board of Directors approved a restructuring of the Company's operations. The restructuring plan provided for changes in operational, and production strategies. In implementing these plans, the Company decided to cease manufacturing operations at it's Elkhart, Indiana plant. The Company recorded charges aggregating $1,042,000 as a result of this restructuring plan in the fourth quarter of 1997. The ceasing of manufacturing operations at the Elkhart facility was made in conjunction with the recently completed expansion of the California facility to accommodate the projected increase in production at the California plant.
As a result of this repositioning, the Company determined that certain of it's fixed assets and inventories located at the Elkhart plant should be written down, resulting in a charge of approximately $937,000. Additionally, the Company recorded severance, rebates and other related costs relating to the closure of the Elkhart plant for approximately $105,000, which is included as a restructuring charge in the accompanying statements of operations.

The Company owns the real estate for the Elkhart facility. As of December 31, 1997, the Company has not determined the ultimate resolution of the real estate. The Company may continue to operate a service center on part of the location or may dispose of the real estate in its entirety. The Company has evaluated the recoverability of this real estate and has concluded that the appraised value of the real estate exceeds the related book value and that the cost of the real estate is recoverable. Accordingly, no impairment write-down has been recorded as of December 31, 1997.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 1996 and 1997:


                                 Useful Lives
                                  (In years)         1996             1997
Building and Land                       31.5      $4,240,000       4,543,000
Furniture, fixtures
  and equipment                          2,7       1,226,000       1,227,000
Leasehold improvements                     5          89,000             ---
Autos and trucks                         5,7         152,000         155,000
                                                   5,707,000       5,925,000
Less accumulated depreciation
  and amortization                                  (822,000)       (968,000)

                                                  $4,885,000       4,957,000

4. LINES OF CREDIT

The Company has available a $3,500,000 revolving line of credit with a bank expiring on June 1, 1998. The reference rate is the rate of interest
publicly announced from time to time by the bank in San Francisco.   At
December 31, 1997, no amounts were outstanding under this line. All borrowings are collateralized by the Company's assets. At
December 31, 1997, the Company was not in compliance with certain covenants underthe line of credit, principally due to the losses incurred in 1997. The Company has obtained a waiver of this non-compliance from its bank through 1998.

The Company has a $1,866,000 line of credit with General Motors Acceptance Corporation, a chassis vendor. Borrowings under the line bears interest at an annual rate of prime plus 1% (9.5% at December 31, 1997). All borrowings are secured by the Company's assets. The outstanding balances included in accounts payable at December 31, 1996 and 1997 were $889,000 and $453,000 respectively.

The Company has a line of credit with another chassis vendor, Ford Motor Credit Company ("FMCC"), with a $2,600,000 limit. Borrowings under the line bear interest at an annual rate of prime plus 1% (9.5% at December 31, 1997). All borrowings are secured by the Company's assets. The outstanding balances included in accounts payable at December 31, 1996 and 1997 were $3,041,000 and $2,162,000 respectively.


5. LONG-TERM DEBT

Long-term debt at December 31, 1996 and 1997 consists of the following:

Promissory note payable to the City of Lancaster Redevelopment Agency, 240 monthly payments of $6,285 including principal and interest at 5.93% per annum, note matures on October 2015.
                                       1996                      1997
The note is collateralized by land
and building with a net book value
of approximately $932,000 at
December 31, 1997.                     852,000                  24,000
     Less: Current Portion              26,000                  27,000
     Long-Term debt                    826,000                 797,000
Future annual minimum principal payments due on long-term debt (including current portion) as of 12/31/97 are as follows:

              Year Ending December 31,
                        1998                      $ 27,000
                        1999                        29,000
                        2000                        31,000
                        2001                        32,000
                        2002                        34,000
                     Thereafter                    673,000
                                                  $826,000
6.  INCOME TAXES

The components of income tax expense (benefit) are as follows:
                                          Years Ended
                                         December 31,
                                    1995            1996            1997
Current:
   Federal                      $ 1,090,00         780,00          526,000
   State                           311,000        222,000          123,000
                                 1,401,000      1,002,000          649,000

Deferred:
  Federal                          (34,000)      (124,000)      (1,347,000)
  State                             (7,000)       (31,000)        (379,000)
                                    41,000       (155,000)      (1,726,000)

                                  ,360,000        847,000       (1,077,000)

The components of deferred tax assets (liabilities) at December 31, 1996 and 1997 are as follows:

                                       1996                1997
                                FEDERAL    STATE    FEDERAL     STATE
Current:
Allowance for bad debts    $      22,000    6,000    33,000     9,000
Inventory reserves                34,000   16,000   124,000    34,000
Warranty accrual                 121,000   32,000   292,000    81,000
Dealer incentives               (124,000) (44,000)  179,000    49,000
Uniform capitalization            68,000   22,000   120,000    33,000
Reserve for self insurance       124,000   32,000   135,000    37,000
Legal reserves                       ---      ---   603,000   167,000
ccrued restructuring liability       ---      ---   188,000    52,000
ther accrued liabilities           53,000  14,000    15,000     4,000
  State tax                        63,000     ---    42,000       ---

                                  361,000  78,000 1,731,000   466,000

Non Current:
  Depreciation                     (3,000) (1,000)  (29,000)   (7,000)

Net deferred tax assets          $358,000  77,000 1,702,000   459,000

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income (loss) taxes
 (benefit) due to the following:

                                               Years Ended
                                             December 31,
                                           1995        1996         1997

Income (loss) before income tax        $3,394,000   2,131,000   (2,912,000)
Statutory federal tax rate (benefit)           35%         35%          34%

Expected tax expense (benefit)          1,188,000     746,000     (990,000)
State taxes net of federal effect         198,000     148,000     (169,000)
Permanent differences                      14,000        2000        6,000
IRS audit resolution, primarily
 State Tax deduction                          ---         ---      101,000
Other adjustments                         (40,000)    (67,000)     (25,000)

Provision for income taxes (benefit)   $1,360,000     847,000   (1,077,000)


7.  COMMITMENTS AND CONTINGENCIES

Repurchase Agreements - Motorhomes purchased under financing agreements by dealers are subject to repurchase by the Company at dealer cost plus unpaid interest in the event of default by the dealer. To date repurchases have not resulted in significant losses. During 1996 and 1997 the Company repurchased approximately $1,680,000 and $3,145,000 respectively, of motorhomes under these agreements. At December 31, 1996 and 1997, approximately $17,528,000 and $22,130,000 respectively, of dealer inventory is covered by repurchase agreements. Dealers do not have the contractual right to return motorhomes.

Litigation - The Company is a party to various claims, complaints and other legal actions that have arisen in the ordinary course of business from time to time. The Company believes that the outcome of such pending legal proceedings, in the aggregate will not have a material adverse effect on the Company's financial condition or result of operations, except as described in footnote 8, legal settlement.


8. LEGAL SETTLEMENT

Legal Settlement - The class action lawsuit Masterjohn et al vs. Rexhall, et.al, Case No. 752188 filed in the Superior Court of Orange County, California has been settled subject to court approval. Under the agreement Rexhall would pay $825,000 in cash, and issue one coupon per vehicle owned by members of the class of $1250 towards purchase of a new Rexhall vehicle or $200 toward service, parts and labor. Coupons would be redeemable at Rexhall's two service centers in Indiana and California, as well as other dealerships geographically dispersed. The total number of vehicles owned by class members is estimated at approximately 5,000. The Company has recorded a charge of $1,590,000 in 1997 relating to this settlement.


9. STOCK INCENTIVE PLAN

The Company has granted stock options under its Incentive and Nonstatutory Stock Option Plan (the "Plan"), which provides for the granting of (I) incentive stock options to key employees, pursuant to Section 422A of the Internal Revenue Code of 1986, and (ii) nonstatutory stock options to key employees, directors and consultants to the Company designated by the Board as eligible under the Plan. Under the Plan, options for up to 225,000 shares may be granted. Options granted and outstanding under the Plan expire in five years and become exercisable and vest in annual increments from two to three years. The maximum term of each option may not exceed 10 years.
The following table summarizes the change in outstanding employee incentive stock options:

                               Number of    Range of         Weighted Average
                                 Options    Options           Exercise Price
                                            Prices per
                                            Share

Outstanding options at
  January 1, 1995               176,000      $3.35               $ 3.21
         Options granted         21,000       3.25                 3.25
         Options canceled       (33,000)      3.25 - 4.88          3.16
Outstanding options at
  December 31, 1995             164,000
         Options exercised      (10,000)      3.25                 3.25
         Options canceled       (20,000)      3.25                 3.25
Outstanding options at
  December 31, 1996             134,000       2.75 - 3.25          3.14
         Options exercised          ---        -.-
         Options canceled           ---        -.-
Outstanding options at
   December 31, 1997            134,000       2.75 - 3.25          3.14


The following table summarizes information about stock options outstanding at December 31, 1997:

                        Number         Weighted
       Exercise    Outstanding at   Average Remaining     Weighted Average
       Price    December 31, 1997    Contractual Life     Exercise Price

       $2.75          30,000             .33                     $2.75
       $3.25         104,000             .51                      3.25
                     134,000             .48                      3.14

                 Shares Exercisable    Weighted Average
                at December 31, 1997   Exercise Price

                      30,000                $ 2.75
                     101,000                 3.25
                     131,000                 3.14

All stock options under the Plan are granted at the fair market value of the Company's common stock at the grant date. The weighted average estimated fair value of options granted in 1995 was $31,000. No options were granted to employees during 1996 and 1997. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost for the Plan has been recognized in 1995, 1996 or 1997. Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with FASB Statement No. 123, "Accounting for Stock Based Compensation," the Company's net income (loss) and earnings per share for the years ended December 31, 1995, 1996 and 1997 would have been reduced to the pro forma amounts indicated below:

                                  Year Ended     Year Ended      Year Ended
                                 December 31,    December 31,   December 31,
                                     1995           1996             1997
Net income(loss):
              As reported        $2,034,000       1,284,000      (1,835,000)
              Pro forma           2,027,000       1,284,000      (1,835,000)
Basic income (loss) per
common share:
              As reported             $0.73            0.46           (0.67)
              Pro forma               $0.73            0.46           (0.67)

No options were granted to employee or directors under the stock plan during 1996 or 1997. The fair value of options granted under the stock option plan during 1995 was determined using the Black-Scholes option pricing model utilizing the following weighted-average assumptions:

                                     Year Ended
                                     December 31,
                                         1995

  Dividend yield                           0%
  Anticipated volatility               49.47%
  Risk-free interest rate               6.58%
  Expected lives                      4 years

During 1996, the Company granted 38,000 non-statutory options at an exercise price of $5.25 per share to a consultant for services received during that year. The fair value of approximately $85,000, or $2.23 per share, related to these options was computed as described above using the Black-Scholes option pricing model and recorded as compensation expense in 1996 in the accompanying statement of operations.

10. COMMON STOCK

In April 1997, the Company announced a 5% stock dividend of 131,000 shares issued on May 26, 1997 to shareholders of record as of May 12, 1997.

11.  SIGNIFICANT CUSTOMERS

The Company had one major customer, RV World Productions aka Rainbow RV, who accounted for 11% of the Company's sales during 1997. The Company had one major customer, Village RV, who accounted for 14.9% and 19.5% of the Company's sales during 1995 and 1996, respectively.

12.  BUSINESS SEGMENT REPORTING

Under SFAS No. 131, the Company has defined it's two operating segments geographically; its two distinct production facilities in Lancaster, California and Elkhart, Indiana. The Company measures profitability and results of operations of each segment separately. A summary of the Company's revenues and income (loss) from operating by segment is as follows:
(in thousands)

                                            Year ended December 31,
                                         1995        1996       1997
Revenues:
  California                          $ 45,476      45,527     52,320
  Indiana                               15,233      19,432     10,692
                                      $ 60,709      64,959     63,012

Income (loss) from Operations: (1)
  California                           $ 3,487       2,558      3,328
  Indiana                                  (40)       (192)    (4,565)
                                Total  $ 3,447       2,366     (1,237)

(1) Income (loss) from operations consists of total revenues less operating expenses and does not include other income.

A summary of the Company's identifiable net assets by segment represent those net assets used in the Company's operations:

                                              December 31,
                                         1996            1997
Identifiable net assets: (2)
  California                         $   6,651          6,883
  Indiana                                6,176          2,053
                       Total          $ 12,827          8,936

(2) Identifiable assets consist of accounts receivable, inventory, fixed assets net of accounts payable and accrued liabilities. Other information is not tracked separately by management for evaluation and review purposes.


13. INCOME (LOSS) PER SHARE

The following is a reconciliation of the basic and diluted income (loss) per share computation for the year 1995, 1996 and 1997:

                                            Year ended December 31,
                                       1995         1996         1997

Net income (loss) used for
basic and diluted income
per share                            $2,034        1,284       (1,835)

Share of Common Stock and
Common Stock equivalents:
  Weighted average shares used
  in basic computation                2,792        2,806        2,740

Weighted stock options                   70           50           --
Shares used in diluted computation    2,862        2,856        2,740

Income per share:
                      Basic           $0.76        $0.48       $(0.67)
                      Diluted         $0.71        $0.45       $(0.67)

During 1997, the Company issued a 5% stock dividend, resulting in the issuance of 131,000 share of common stock. The impact of this stock dividend has retroactively recorded in the per share calculation for all periods presented.

MARKET INFORMATION

Market for Common Equity and Related Stockholders Matters.

The Company's Common Stock has traded in the over-the-counter market since June 22, 1989 and sales and other information are reported in the NASDAQ National Market System. The Company's NASDAQ symbol is "REXL". The following table sets forth the range of high and low closing sale prices of a share of the Company's Common Stock in the over-the-counter market for each quarter since the first quarter of 1995 according to NASDAQ:

              1995                      High            Low
       First Quarter                  $ 7-1/4         $ 5-1/2
       Second Quarter                   7-1/8           5
       Third Quarter                    6-3/4           5
       Fourth Quarter                   6-1/4           4-1/2

               1996                     High            Low
       First Quarter                  $ 7             $ 4-7/8
       Second Quarter                   8-1/8           6-1/4
       Third Quarter                   11               6
       Fourth Quarter                  10               6-1/2

               1997                     High            Low
       First Quarter                    6 7/8           5 1/2
       Second Quarter                   6 1/4           4 3/4
       Third Quarter                    6               5 1/4
       Fourth Quarter                   5 3/4           4 5/8

Independent Auditor's Report

The Board of Directors
Rexhall Industries, Inc.

We have audited the accompanying balance sheet of Rexhall Industries, Inc. as of December 31, 1997, and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rexhall Industries, Inc. as of December 31, 1997, and the result of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                  /s/ KPMG Peat Marwich LLP
Los Angeles, California
March 12, 1998

CORPORATE INFORMATION

DIRECTORS

William J. Rex      Chairman, President and
Chief Executive Officer

Don Hannay, Sr.
Vice President, Sales
Director

Marco A. Martinez
Vice President and General Manager
(Elkhart Indiana Plant)
Director (resigned December 8, 1997)

Al J. Theis  Consultant
Director
Robert A. Lopez
President, Nickerson Lumber Plywood
Director

OFFICERS

William J. Rex
President

Donald Hannay, Sr.
Vice President, Sales

Marco A. Martinez
V. P. and General Manager
(Elkhart Indiana Plant)
(resigned December 8, 1997)

Anthony J. Partipilo
Chief Financial Officer

Cheryl L. Rex
Corporate Secretary

REGISTRAR AND TRANSFER AGENT

U.S. Stock Transfer Corp
Glendale, CA

LEGAL COUNSEL

Freshman, Marantz, Orlanski,
Cooper & Klein
Beverly Hills, CA

Baker & Daniel
Elkhart, IN


AUDITORS

KPMG Peat Marwick LLP
Woodland Hills, CA

FORM 10K

A copy of the Company's Form 10K, filed
with Security and Exchange Commission is available without charge upon writing to:

Shareholders Relations
Rexhall Industries, Inc
46147 7th Street West
Lancaster, CA 93534

EXECUTIVE OFFICES

Rexhall Industries, Inc.
46147 7th Street West
Lancaster, CA 93534
(805) 726-0565
Website: http:/www.rexhall.com
E-Mail: marcom@rexhall.com